                                                                    May 15, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8801

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 20, 1996 (the "November 20 Order"), authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that on June 19, 1997, Columbia Energy Group (formerly The Columbia Gas System, Inc.) formed an Energy Products Company as defined and authorized in the November 20 Order. The new company, Columbia Power Marketing Corporation ("Columbia Power"), is a subsidiary of Columbia Energy Services Corporation ("Columbia Energy Services"). On December 12, 1997, Columbia Power was funded through the purchase of stock by Columbia Energy Services. In compliance with the November 20 Order, the undersigned hereby certifies that:

                           Confidential treatment requested


                                      Very truly yours,

                                      COLUMBIA ENERGY GROUP


                                      By:    //s//J. W. Grossman
                                         --------------------------------------
                                               J. W. Grossman, Vice President

                            Columbia Power Marketing

                                 Balance Sheet
                              As of March 31, 1998

                        Confidential treatment requested

                            Columbia Power Marketing

                                Income Statement
                       Three months ended March 31, 1998

                        Confidential treatment requested